Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Streamlytics, Inc.
777 Brickell Avenue, Suite 500
Miami, FL 33131
https://www.streamlytics.co/

Up to $1,999,994.76 in Class B Common Stock at $7.38
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Streamlytics, Inc.
Address: 777 Brickell Avenue, Suite 500, Miami, FL 33131
State of Incorporation: DE
Date Incorporated: October 11, 2018

Terms:

Equity

Offering Minimum: $9,999.90 | 1,355 shares of Class B Common Stock
Offering Maximum: $1,999,994.76 | 271,002 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $7.38
Minimum Investment Amount (per investor): $250.92

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Super Early Bird Bonus

Invest within the first 72 hours and receive 10% bonus shares.

Amount-Based:

$500 Perk: Silver Tier

Access to Streamlytics Insider, our private investor list, that includes: product updates, key investor milestones, curated industry news as it relates to us, early access to our audio briefings, and early access to new our consumer-facing products.

$1,000 Perk: Gold Tier

+ Everything in the previous tier + investor shoutout and acknowledgment on Streamlytics Instagram + custom Streamlytics investor merch only available to our StartEngine investor community.

$5,000 Perk: Platinum Tier

+ Everything in the previous tier + Access to the company's annual Investor Summit.

$10,000 Perk: Diamond Tier

+ Everything in the previous tier + access to a private dinner for Diamond level investors with the Founder and Executive Team. *Transportation and lodging not

included.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Streamlytics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $7.38 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 100 shares for $738. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Streamlytics ethically accesses, values, and monetizes consumer data streams by democratizing access to personal data streams that have previously been limited, restricted, and/or exploited by large technology companies and unethical data brokerages. We establish a market value for data through a proprietary algorithm, which allows consumers to value and sell their data through our B2C products such as Clture.io.

Companies and organizations who want access to richer, ethically sourced data to drive important business decisions license a data feed from us because we are able to provide, at an aggregate level, more insightful first-party data while protecting the consumers' privacy.

Since our inception in 2018, we have spent our time focused on the research and development of our products. After realizing the broader market opportunity for what we have been developing, we changed the corporate entity name in 2019 from Clture, Inc. to Streamlytics, Inc. to better reflect the vision of the company. We still retain the Clture name for one of our consumer-facing products, Clture.io. At the beginning of 2020, we started to release our products to the public. As of June 2021, our core data feed product is available to the public with Streamlytics owning all intellectual property related to those products as well as the technologies developed since its inception. Currently, Streamlytics has ethically sourced over 150,000,000 data points

since June 2020.

Competitors and Industry

Global Data Broker Market size is expected to reach US $12.7 Billion by 2027. Dominate players in the space include:

- Nielson

- Acxiom

- Equifax

Smaller players in the space who are more direct competitors include:

- Parrot Analytics

- 7Park Data

In our view, what is lacking from dominant and smaller players in the space, are businesses that collect data ethically from consumers. It is common for most entities to buy and sell data without consumers' knowledge. Ethical data collection refers to consumers having a clear understanding that their data is being collected with the purpose to resell it and clarity on how much it is being sold for. We believe Streamlytics provides a solution that is a transparent ecosystem for buying and selling consumer data.

Current Stage and Roadmap

Since successfully raising through Reg-CF in June 2020 we have scaled our data acquisition strategy and have grown over 2900%. Streamlytics currently has data assets in excess of 150,000,000 data points. Growing our data moat has been our primary focus in 2020. We spent most of our time re-architecting our data pipelines so that they could scale as we ingest more data; grow the number of data sources we accept; grow our data moat, and secure any intellectual property with the USPTO. We have the beginnings of a patent family that applies our Universal Data Interchange Format to other technologies such as blockchain, biometric, and autonomous vehicles. In 2021 we would like to continue to scale data acquisition and sales activities, which is why we are raising funds through this Reg-CF offering.

The Team

Officers and Directors

Name: Angela Benton

Angela Benton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Leads the team with the purpose of maximizing the value of the company, which may include but isn't limited to maximizing the mission and impact, share price, market share, and/or revenues. Chief Executive also serves as key team member for sharing and amplifying the story and/or narratives of the organization. Angela currently takes a salary of $1 per year and equity compensation in the form of 4,000,000 shares in Founder's stock. Angela currently works full-time for Streamlytics.

- **Position:** Founder
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Conceptualize product offerings or other intellectual property associated with products or services offered by the organization.

- **Position:** President
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Oversee budgets, staff and other executives in the organization. Oversee the complete operation of the company ensuring it operates and goals are met based on the direction established in the strategic plans. Work with board members to plan and implement a short-, mid- and long-term strategy for the company.

- **Position:** Secretary
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Arranging meetings of the directors and the shareholders. This responsibility will involve the issue of proper notices of meetings, preparation of the agenda, circulation of relevant reports and taking and producing minutes to record the business transacted at the meetings and the decisions taken.

- **Position:** Treasurer
  Dates of Service: October 11, 2018 - Present
  Responsibilities: Deals with all financial aspects including: financials, revenues, billing, payroll, expenses, fundraising, etc.

Other business experience in the past three years:

- **Employer:** Angela Benton Inc.
  Title: CEO & Chief Creative Officer
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Personal corporation for activities involving Angela Benton as talent, speaker, endorser, author, advisor, or investor.

Other business experience in the past three years:

- **Employer:** NewME, Inc.
  Title: Founder & CEO
  Dates of Service: March 11, 2011 - December 16, 2018
  Responsibilities: Managed products, programing, and investment decisions for early stage companies.

Name: Arisha Smith

Arisha Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: February 18, 2020 - Present
  Responsibilities: Arisha leads internal and external business intelligence for Streamlytics products with a data-driven approach to scaling revenue opportunities for the organization. Currently, Arisha does not take a salary compensation. Arisha takes an equity compensation of 44,444 shares vesting over a 36 month period with a cliff of 6 months.

Other business experience in the past three years:

- **Employer:** Idyllic Interactive
  Title: Founder & Managing Partner
  Dates of Service: May 01, 2010 - February 02, 2020
  Responsibilities: As Principal and Founder of Idyllic Interactive, I lead our team's collaboration with large brands, niche agencies and startups; and chart the journey towards demonstrating results.

Other business experience in the past three years:

- **Employer:** Streamlytics
  Title: Consultant
  Dates of Service: January 06, 2019 - February 17, 2020
  Responsibilities: Product marketing and development.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we,” “us,” “our,” or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $2,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
Certain of products and services are still in the research and development-phase. Delays or cost overruns in the development stage or the failure to meet our

performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products and services will be able to gain traction in the marketplace. It is possible that our products and services will fail to gain market acceptance for any number of reasons. If the new products or services fail to achieve

significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products and services in the market, and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company is a startup company, and as such, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. Essentially. Further, we have never turned a profit, and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might

be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation. The laws and regulations concerning data privacy may be subject to change, and if such changes take place, then the Company may be materially affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Streamlytics, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Streamlytics, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Angela Benton	4,000,000	Class A Common Stock	100.0
Angela Benton	100,000	SAFE	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 271,002 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 4,000,000 with a total of 4,000,000 outstanding.

Voting Rights

Seven votes for each Class A share (versus one vote for each Class B shares).

Material Rights

Dividends. The holders of Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that if such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of shares of Class B Common stock shall receive shares of Class B Common Stock, as the case may be.

Liquidation Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holder of Common Stock shall be entitled to share equally, on a per share basis, in all asseets of the Company of whatever kind available for distribution to the holders of Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 744,441 outstanding.

Voting Rights

One vote per Class B share (versus seven votes per Class A share). Please see voting rights in this offering below.

Material Rights

__Voting Rights of Securities sold in this Offering__

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

__Other Material Rights__

Dividends. The holders of Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that if such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of shares of Class B Common stock shall receive shares of Class B Common Stock, as the case may be.

Liquidation Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holder of Common Stock shall be entitled to share equally, on a per share basis, in all asseets of the Company of whatever kind available for distribution to the holders of Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Preferred or common stock (depending on the triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $10,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $30,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over

capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $5,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $6,500,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $20,000,000.00
Conversion Trigger: Common or preferred stock (depending on the conversion triggering event)

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $45,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over

capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

SAFE

The security will convert into Common or preferred stock (depending on the conversion triggering event) and the terms of the SAFE are outlined below:

Amount outstanding: $200,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of preferred equity), and 2) Liquidity Event (i.e., IPO or Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stock holders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have option to be either i) cashed out or ii) receive Class B Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less

than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: January 02, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: February 01, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: February 28, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $5,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: August 07, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: October 04, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Working capital and other general corporate purposes.
  Date: January 27, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $40.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Founders shares to Angela Benton.
  Date: November 07, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,068,471.00
  Number of Securities Sold: 253,331
  Use of proceeds: R&D, Company Employment, Marketing, Operations.
  Date: September 23, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We had revenues of $20,000 and a gross profit of $2,232 in 2020.

In 2020, operating expenses totaled $577,339 as compared to $143,335 in 2019. In 2020, research and development expenses were $180,285, sales and marketing were $74,101 and general and administrative were $322,954 as we increased our operations in all areas, including increased headcount, professional fees, software, social media, advertising, and contractors and vendors in continued product development.

Historical results and cash flows:

We expect to incur additional operating expenses in the future as we work to finalize product development, increase data acquisition, and further expand our team to prepare for full market launch.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, we had $515,400 in outstanding SAFE obligations. Cash on hand as of December 31, 2020, was $967,002.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign funds are critical to the Company's continued development and growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, campaign funds are necessary to the future viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate for approximately 6-12 months based on the current burn rate and cost-cutting measures.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate for approximately 18-24 months if we raise the maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have other contemplated future capital raises.

Indebtedness

- **Creditor:** SAFE investors
  Amount Owed: $515,400.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Angela Benton
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: SAFE agreement for $100,000 issued in 2019.
  Material Terms: Refer to financial statements for details of SAFE notes

Valuation

Pre-Money Valuation: $35,013,974.58

Valuation Details:

The pre-money valuation is based on our last valuation from our last Reg-CF offering and the progress that we have made over the past 12 months. Our previous methodology to arrive at our first Reg-CF valuation was based on multiple factors including an analysis of our IP, our recent valuations from prior fundraising efforts, analysis of similar stage businesses, our management's experience and history, our business partnerships, and data assets.

Reg-CF 2 Valuation Methodology

During our first Reg-CF campaign in June 2020, our data assets consisted of 5,000,000 data points and associated unfiled intellectual property. In the past 12 months, our data assets have increased 2900% to over 150,000,000 data points, and our proprietary IP for how we unify and standardize data has been filed with the USPTO that applies to the existing market that we are operating in and future markets that we find attractive to expand to including how data is transferred on the blockchain, biometric data, and data generated from autonomous vehicles.

__Reg-CF 1 Valuation Methodology__ *(for reference)*

The value of all the company's current assets, including unfiled IP:

- Data Processors (HTML, PDF, CSV, JSON)

- Custom Data Converters

- HTML to UDIF

- PDF to UDIF

- CSV to UDIF

- JSON to UDIF

- Proprietary data file format: Universal Data Interchange Format (UDIF)

- Streaming media recommendation engine

- Data pricing and valuation algorithm

- Streamlytics Trademark

The valuation in our most recent SAFE from a private accredited investor with a $20MM valuation.

In-Direct Comparables which provided an analysis of the market potential for our type of business:

Nielsen

Size: 44,000

Type: Public

Stage: IPO (Mature) $5.44B Market Cap

Comparison to Streamlytics: Nielsen is most similar to Streamlytics as their overall focus is in line w/ Streamlytics Go-to-market strategy of entertainment media measurement.

Streamlytics Advantage: Streamlytics' advantage is it focuses on the growing streaming market while much of Nielsen's business still focuses on shrinking cable and broadcast markets.

Morning Consult

Size: 160

Type: Private

Stage: Series A (Early Stage) $306MM valuation (raised $31MM)

Comparison to Streamlytics: Morning Consult is most similar to Streamlytics with their focus on custom market research centered on data intelligence. Streamlytics' B2B offerings focus on the same thing (source).

Streamlytics Advantage: Streamlytics' advantage is that while Morning Consult focuses on obtaining real-time market research survey reporting, Streamlytics takes this a step forward by providing access to anonymized individual data streams in aggregate.

Transcend

Size: 11-50

Type: Private

Stage: Series A (Early Stage) $100MM valuation (raised $25MM)

Comparison to Streamlytics: Transcend is most similar to Streamlytics with its focus on data transfer and empowerment for consumers. The company has processed 20k data requests (source).

Streamlytics Advantage: Streamlytics' advantage is that in addition to providing consumer-facing solutions we have developed a proprietary data standard that allows for data to be used by consumers (and others) easier.

Acxiom/LiveRamp

Size: 500-1000

Type: Public

Stage: IPO (Mature); $3.078B Market Cap

Comparison to Streamlytics: Acxiom is most similar to Streamlytics' for its broad focus on data transactions (the movement of data between parties)(source).

Streamlytics Advantage: Streamlytics' advantage is we take an ethical approach to data transactions by working with and compensating consumers for their data. Acxiom uses various data mining techniques to acquire data sets without consumers' knowledge as well as purchasing data from sellers without a consumer's knowledge.

Management and previous startup successes:

- Angela Benton, the Founder of Streamlytics, has an existing track record in technology both as an executive at IAC and as a Founder.

- Angela previously launched a company in June 2011 and it was sold in December 2018.

- Plans for Streamlytics are to focus on growing revenue to see an exit either by acquisition or IPO in the future.

Business Partnerships:

- Actress and Producer of HBO's Insecure is a strategic investor (listed on the cap table), talent partnership portion of investment can be found in the corporate repository.

** The total number of shares outstanding on a fully diluted basis, 4,744,441 shares, includes 4,000,000 shares of Class A Common Stock, 299,997 shares of Class B Common Stock and 444,444 shares of unissued Class B Common Stock options to employees and advisors.*

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.0%
- *StartEngine Premium Deferred Fee*
  98.0%
  StartEngine Premium Deferred Fee of $5000 paid to StartEngine.

If we raise the over allotment amount of $1,999,994.76, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.0%
- *Research & Development*
  8.0%
  File additional patens w/ USPTO.
- *Marketing*
  25.0%
  To increase data moat and acquire additional data.
- *Company Employment*
  40.0%
  Expand team in Engineering and Product Development.
- *Operations*
  25.0%
  Operations associated w/ increased growth (server, database fees, etc)

The Company may change the intended use of proceeds if our officers believe it is in

the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.streamlytics.co/ (SEC website).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/streamlytics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Streamlytics, Inc.

[See attached]

STREAMLYTICS INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
of Streamlytics Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Streamlytics Inc. (the "Company", a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streamlytics Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, certain conditions, including losses from operations and negative cash flows, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

Newport Beach, California
February 9, 2021

STREAMLYTICS, INC.

BALANCE SHEETS

	December 31, 2020	December 31, 2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 967,002	$ -
Subscription receivable	-	50,000
Total current assets	967,002	50,000
Property and equipment, net	12,355	-
Deposits	12,000	-
Total assets	$ 991,357	$ 50,000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued expenses	$ 33,120	$ 13,039
Related party advances	-	2,242
Total current liabilities	33,120	15,281
Future equity obligations	515,400	195,000
Total liabilities	548,520	210,281
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Class A common stock, $0.0001 par value, 4,000,000 shares designated, issued and outstanding as of December 31, 2020 and 2019, respectively	40	40
Class B common stock, $0.0001 par value, 10,000,000 shares designated; 326,948 and no shares issued and outstanding as of December 31, 2020 and 2019, respectively	3	-
Additional paid-in capital	1,188,374	-
Subscription receivable	(16,465)	
Accumulated deficit	(729,115)	$ (160,321)
Total stockholders' equity (deficit)	442,837	(160,281)
Total liabilities and stockholders' equity (deficit)	$ 991,357	$ 50,000

See accompanying notes to these financial statements.

STREAMLYTICS, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$ 20,000	$ -
Cost of revenue	17,767	-
Gross profit	2,232	-
Operating expenses:		
Research and development	180,285	36,662
Sales and marketing	74,101	758
General and administrative	322,954	105,915
Total operating expenses	577,339	143,335
Loss from operations	(575,107)	(143,335)
Other income (expense):		
Change in fair value of future equity obligations	(400)	-
Other income	6,713	-
Total other income (expense), net	6,313	-
Provision for income taxes	-	-
Net loss	$ (568,794)	$ (143,335)
Weighted average common shares outstanding - basic and diluted	4,147,160	4,000,000
Net loss per common share - basic and diluted	$ (0.14)	$ (0.04)

See accompanying notes to these financial statements.

STREAMLYTICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balances at December 31, 2018	4,000,000	$ 40	-	$ -	$ -	-	$ (16,986)	$ (16,946)
Net loss	-	-	-	-	-	-	(143,335)	(143,335)
Balances at December 31, 2019	4,000,000	40	-	-	-	-	(160,321)	(160,281)
Issuance of common stock pursuant to subscription agreements	-	-	46,666	-	210,000	-	-	210,000
Issuance of common stock pursuant to Regulation CF offering	-	-	258,060	3	974,893	(16,465.00)	-	958,431
Issuance of restricted common stock	-	-	22,222	-	3,481	-	-	3,481
Net income (loss)	-	-	-	-	-	-	(568,794)	(568,794)
Balances at December 31, 2020	4,000,000	$ 40	326,948	$ 3	$ 1,188,375	$ (16,465)	$ (729,115)	$ 442,837

See accompanying notes to these financial statements.

STREAMLYTICS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2020	**2019**
Cash flows from operating activities:		
Net loss	$ (568,794)	$ (143,335)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in fair value of future equity obligations	400	-
Stock-based compensation expense	3,481	-
Deprecation expense	918	-
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	20,081	(3,532)
Net cash used in operating activities	(543,914)	(146,867)
Cash flows from investing activities:		
Purchases of property and equipment	(13,273)	-
Deposits	(12,000)	-
Net cash used in investing activities	(25,273)	-
Cash flows from financing activities:		
Issuance of common stock	1,168,430	-
Related party advances	(2,242)	1,842
Proceeds from future equity obligations	370,000	145,000
Net cash provided by financing activities	1,536,188	146,842
Net increase (decrease) in cash and cash equivalents	967,002	(25)
Cash and cash equivalents at beginning of year	-	25
Cash and cash equivalents at end of year	$ 967,002	$ -
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Subscripton receivable for SAFE agreement	$ -	$ 50,000
Expenses puruant to SAFE agreement	$ -	$ 62,000

See accompanying notes to these financial statements.

STREAMLYTICS, INC.
NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Streamlytics, Inc. (the "Company") was incorporated on October 11, 2018 as Clture, Inc. under the laws of the State of Delaware. The Company changed its name to Streamlytics, Inc. on February 20, 2019. The Company is a consumer driven data brokerage which uses highly targeted consumer facing applications to access consumer media consumption from demographics who consume media. The Company is headquartered in Miami, Florida.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $568,794 and $143,335 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $729,115. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. The Company intends to funds operations from generating revenue and the issuance of debt and equity securities. No assurance can be given that the Company will be successful in these efforts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, stock-based awards and future equity obligations. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's accounts payable and accrued expenses and related party advances assets and liabilities approximate their fair values due to the short maturity of these instruments. The Company's future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Note 4).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

	Estimated Useful Life
Computer equipment	5 years
Furniture and fixtures	7 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

Future Equity Obligations

The Company has issued several Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note __ww.)

The Company has accounted for its SAFE investments as liability derivatives under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derived its revenue primarily from data analysis. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have transferred to the customer. The Company's services are generally transferred to the customer at a point in time, which is when the data analysis has been completed.

Cost of Revenue

Cost of sales consists of data acquisition costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred and included in sales and marketing expenses in the statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

During the year ended December 31, 2020, one customer accounted or 100% of the Company's revenue.

Stock-Based Compensation

The Company measures all equity-based awards granted to employees and advisors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance-based vesting conditions.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2020 and 2019, there were there were an indeterminable number of shares that were potentially dilutive based on the Company's outstanding future equity obligations.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019 with no effect on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements as of December 31, 2020 Using:			
	Level 1	**Level 2**	**Level 3**	**Total**
Liabilities:				
Future equity obligations	$ -	$ -	$ 515,400	$ 515,400
	$ -	$ -	$ 515,400	$ 515,400

	Fair Value Measurements as of December 31, 2019 Using:			
	Level 1	**Level 2**	**Level 3**	**Total**
Liabilities:				
Future equity obligations	$ -	$ -	$ 195,000	$ 195,000
	$ -	$ -	$ 195,000	$ 195,000

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations use assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2020 and 2019:

	Future Equity Obligations
Balance, December 31, 2018	$ -
Issuance of future equity obligations	195,000
Balance, December 31, 2019	195,000
Issuance of future equity obligations	320,000
Change in fair value	400
Balance, December 31, 2020	$ 515,400

During the year ended December 31, 2019, no change in fair value to the future equity obligations was recorded. During the year ended December 31, 2020, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31, 2020	December 31, 2019
Furniture and fixtures	$ 9,539	$ -
Computer equipment	3,734	-
	13,273	-
Less: Accumulated depreciation	(918)	-
	$ 12,355	$ -

Depreciation expense for the year ended December 31, 2020 and 2019 was $918 and 0, respectively.

6. FUTURE EQUITY OBLIGATIONS

2019 Agreements

During the year ended December 31, 2019, the Company entered into Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $195,000. In 2019, the Company received cash proceeds from these SAFEs of $83,000. There were an additional $62,000 in Company expenses incurred by a related party which was converted into a SAFE (see Note 9). Lastly, the Company received $50,000 in proceeds in early 2020 from an October 2019 SAFE agreement, which was recorded as a subscription receivable on the balance sheet as of December 31, 2019.

The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps ranging from $5,000,000 to $10,000,000. If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Class B Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

2020 Agreements

During the year ended December 31, 2020, the Company entered into a SAFE for a purchase amount of $50,000. The terms of the SAFE are identical to the 2019 agreements except the agreement is subject to a valuation cap of $20,000,000.

The Company entered into additional om 2020 SAFEs for an aggregate purchase amount of $270,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $20,000,000. If there is a Class B common stock financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares equal to the purchase amount divided by the SAFE Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Class B Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

7. STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2020 and 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of common stock, $0.0001 par value, of which 4,000,000 shares are designated as Class A common stock and 6,000,000 shares are designated as Class B common stock.

Each holder of Class A common stock will be entitled to seven votes for each share of Class A common stock held. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

During the year ended December 31, 2020, the Company issued 258,060 shares of Class B common stock pursuant to a Regulation CF offering at a price of $4.50 per share for net proceeds of $958,430.

During the year ended December 31, 2020, the Company issued 46,666 shares of Class B common stock to accredited investors for gross proceeds of $210,000.

During the year ended December 31, 2018, the Company issued 4,000,000 shares of Class A common stock at par value, for proceeds of $40, pursuant to the founders' stock.

Restricted Common Stock

During the year ended December 31, 2020, the Company granted 22,222 shares of restricted Class B common stock to employees with a grant-date fair value of $4.50 per share. The shares vest over three to four years and are subject to a one-year cliff vest. As of December 31, 2020, there were 22,222 shares outstanding and no shares were vested. The Company recorded stock-based compensation expense of $3,481 in the statements of operations, of which $2,694 is included in research and development expenses and $787 is included in sales and marketing expenses. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $96,518 as of December 31, 2020, and will be recognized over a weighted average period of 41 months as of December 31, 2020.

8. INCOME TAXES

As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $200,801 and $44,864, respectively. The deferred tax assets were a result of the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $200,801 and $44,864 were recorded as of December 31, 2020 and 2019, respectively. During the years ended December 31, 2020 and 2019, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $717,567, which may be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019 tax year and any year thereafter remain open to examination.

9. RELATED PARTY TRANSACATIONS

During 2019, the Company issued a SAFE agreement for $100,000 to an entity controlled by the Company's CEO and founder (see Note 4). The SAFE consists of $38,000 in cash proceeds received by the Company as well as $62,000 in company-related expenses incurred throughout 2019 which were converted into the SAFE. Of this amount, approximately $61,000 is included in general and administrative expenses and approximately $1,000 is included in research and development expenses in the statements of operations.

During 2019, the founder made advances to the company. The advances are non-interest bearing, unsecured and due on demand. As of December 31, 2020, the Company has repaid the advances.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. SUBSEQUENT EVENTS

In January 2021, the Company moved its headquarters from Los Angeles, California to Miami, Florida. The Company entered into a one-year lease agreement with monthly base rent payments of $12,000.

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Streamlytics, Inc.


streamlytics
Human
Powered Data
that powers
the future.

Website | Miami, FL | DATA/ANALYTICS

$0.00 raised

$1,068,471 previously crowdfunded

0 Investors	$35M Valuation
$7.38 Price per Share	$250.92 Min. Investment
Common Shares Offered	Equity Offering Type
$2M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Streamlytics is creating the future of data transactions. Our B2C products help users reclaim ownership of their own data and give them a chance to monetize it. Companies pay Streamlytics for access to this treasure trove of packaged data through one of our B2B products.

Reasons to Invest

- We're one of the largest 1st-party data provider for fast growing minority communities with over 100MM data points processed from a variety of services.
- Our proprietary technology includes an algorithm that sets a market value for data transactions and a patent-pending file standard that consolidates many data files into one unified format making it easier for how data is transferred between products and individuals.
- We are an African-American first party data provider that provides transparency in all aspects of a consumer's digital footprint across all aspects of consumption (content, retail, mobility and biometric).

"The one profiting off of your data should be you."



Every day we create an incredible amount of highly valuable data. From the shows, we watch, to our add to carts, to our search queries, and even just walking from Point A to Point B. Each little action we take is being tracked and monetized, yet companies use it without compensating us.

At Streamlytics, we empower users to get access to and truly understand the value of their own data and participate in the resulting profit.

We do this by allowing you to upload or connect your data from the sites you use every day. We then strip any personally identifiable information and properly compensate you for its use.

Over the past 12 months we've expanded platforms that we accept data from and now allow consumers to upload data from over 25 different services including Apple, Uber, Xbox, and more. We've collected over 100MM data points in the past year, and our vision continues to grow with our focus expanding from the initial streaming-only services to consumption across retail, biometrics, mobility and more.


150,000,000+
data points from the world's largest platforms.
NETFLIX
amazon
tv+
Google
Uber
In the past 12 months we've scaled the volume of data that we've sourced as well as platforms we accept data from.
It has lead to a 2900% growth rate and shows how much larger our vision is than our go to market.

The reality is that while big tech companies allow you to download your data, they deliver it in formats that are unusable to everyday people. A typical data export has 3-4 different file types (JSON, HTML, PDF, CSV) and comes in hundreds if not thousands of different files.


JSON
PDF
HTML
CSV
UDIF
Streamlytics Patent-pending Data Standard

Our long-term play is to leverage our patent-pending data standard UDIF (Universal Data Interchange Format) to become the future of data transfers between individuals, products, and organizations.

We're enabling a future where people own their data and can easily share it amongst platforms.

THE PROBLEM

Big Tech is making Billions off of your data, yet you don't get a dime

With every search, click, and page load, users are constantly creating billions of data streams through their various smart devices. These streams are bought and sold by corporations, often without the consumer's knowledge.

Never before has data been such a valuable commodity. In the age of deep learning and advanced analytics, access to vast troves of consumer information allows corporations to run hyper-targeted marketing campaigns, alter product offerings, power artificial intelligence, and any number of data-driven business decisions based on your personal information.

Because of the accelerated development of the Data-Driven Marketing Economy, which is worth hundreds of billions of dollars, and the lack of data privacy laws in the US these companies have been able to continue the collection of user data completely unbothered.

And in the case where users are savvy enough to request their data from companies, the bulk of this data is delivered in files that are made inaccessible to the average person.

These days, if a company is offering their product for free you're probably paying for it with your data and should be getting paid for it, too.

> Many common practices of data collection should actually be treated as a form of theft that I call **data appropriation** – which means capturing data from people without consent and compensation.
>
> Jathan Sadowski | The Guardian

THE SOLUTION

Transferring the value of your data back to you, where it belongs.


Ethical
Data
Transactions
clture.
Current Balance
Start Payout

Streamlytics has created a market that flips the script and allows for Consumer-to-Business data transactions, putting the power back in the hands of the people, and giving us all a right to our own data.

By using our applications to monetize their own data, companies can now get access to richer consumer data sets to drive results, ethically, while users also benefit directly from these types of data transactions.

Finally.
A **smarter & safer** way to leverage 1st-party data.

Cross Platform

The only solution reporting consumer activity directly from the source.

Smarter, Data-backed, Decisions

Blend 1st-party data with our full spectrum, structured data and unlock new insights and opportunities.

Clean & Clear

Our data is 100% ethically sourced and consensual.

THE MARKET

The demand for data is only growing as AI improves

By 2030, 70% of companies are projected to have adopted at least one type of AI technology. We believe that the Data-Driven Marketing Economy will continue to grow as further adoption of AI continues.

Streamlytics taps into a seemingly endless number of different market segments on the internet. Data is all around us, and our total addressable market of $1.3T reflects that. We based it off of the growing activity in Data-Driven Marketing, AI, and the ever-growing spending of streaming companies.



$1.2T
Total Addressable Market
Brands & Advertisers
$200B
Annually
Artificial Intelligence
$13T
Annually
Source: Digital Marketing Association, McKinsey AI Frontier Modeling

In our efforts to bring data ownership back to the people, we are focused on growing populations. Minority communities are set to be the majority by 2045 in the US and our product roadmap reflects this.

OUR TRACTION

With 100MM+ data points, we are now the largest first-party data provider of minority data

After our first successful Reg-CF campaign we've grown our data assets over 1900% to over 100MM data points. We are now the largest first-party data provider in the market for African-American data. As such, we received significant interest from innovative CPG and Consumer brands that are transitioning their data strategy away from third-party vendors to internal resources due to privacy changes. These customers are prepared to make a significant investment with us. We are currently discussing Streamlytics data solutions with Fortune 500 companies like Kellogg's, Bayer, Verizon Media, and more.



clture.
150,000,000+
Ethically Sourced
Data Points

We've garnered positive press from outlets like Variety, Fast Company, and ADWEEK, and we also landed a major investor, Actress Issa Rae, the creator, co-writer, and star of HBO's insecure.


Now, people are taking notice.
VARIETY
ADWEEK
FAST COMPANY
VOGUE BUSINESS
THE HILL
VentureBeat

WHAT WE DO

Consumer-to-Business Data Transactions


Streamlytics Data Ecosystem
Monetization
Connect Your Accounts
Own Your Data
Get Paid
clture.
Start Payout
clture.
How to get your GOOGLE data.
Google
You sent
$312.00 USD to
Clture Payout.
#FortheCulture

When consumers upload their data to our platform, we issue a Data License which gives consumers the complete right to own their data. Then, our proprietary pricing algorithm appraises their data based on stock performance and market cap.

We strip their data of all identifying features, process it, enhance it, and resell it to enterprise customers looking for access to richer data sets to power their business decisions.


Streamlytics Data Ecosystem
How It Works
Data Consent
$$$$
$$
Streamlytics IP
Data Valuation Algorithm
UDIF Data Standard
Data feed API integration

THE BUSINESS MODEL

We charge enterprise clients an annual subscription for access to our data feed

We charge an annual subscription from our enterprise customers to receive access to data from our ecosystem. This costs businesses anywhere from $550,000 to $1,200,000 per year and gives forward-thinking companies an opportunity to enhance their existing 1st party data to better understand the market. These insights impact product innovation, corporate strategy, and reduce costs in existing data-driven advertising for our customers. Our customers are able to increase revenue and realize sustainable business growth based upon the depth and breadth of our 1st party data feed.

We've introduced a product for Small and Medium sized (SMB) businesses who also want to leverage Streamlytics data called CREATE. This self-serve product allows mid-tier and enterprise Creators to leverage data, for product development and growth, without the burden of hiring and managing a data science team. Creators can subscribe to a variety of SMB products from Streamlytics ranging from $20,000 to $150,000 annually.

We make money by helping companies **make more money** using 1st-party data safely.

Standard Datastream	Custom Datastream
$180,000	$500k-$1.5MM
Annual License	Annual License
22.5MM data points a customer can utilize as seed data for marketing or advertising.	150MM+ data points a customer can utilize to layer into their strategy to increase revenue.

**Pricing disclosed above is subject to change depending on the customer and products outlined in each relationship. The pricing proved above is an estimate.*

HOW WE ARE DIFFERENT

Proprietary technology powering the future of data

We believe we are currently one of the only out of our competitors who take both a technology-first and a consumer-first approach to data transactions.

We believe our pricing algorithm and data standard are the major innovations that make all of this possible. Our algorithm allows us to properly compensate users while turning a profit off of our enterprise sales. And, our patent-pending UDIF (Universal Data Interchange Format) allows us to simplify moving this data between services.

Additionally, we are also one of the only services that ethically source data directly from consumers' individual data streams. In our view, most competitors work with streaming companies and are reliant on which companies will allow them access to measure leading to incomplete and inaccurate reporting. Working with the consumers allows us to get a richer data set that is broader and more accurate.


clture.
Add Your Data
Google
YouTube, YouTube Music
Google Play Movies
How to get your Google data
Richer data, Ethically sourced
Built for businesses AND consumers
A step to change the world of data

THE VISION

Democratizing data for good

We see ourselves becoming the future of data transfer between services and individuals. As the US follows the lead of other countries that have already taken legislative steps to restore data ownership rights to the people, we plan to be there with our proprietary technology as the flagship option from B2C data transactions.


clture.

OUR TEAM

Led by veteran entrepreneur and leader Angela Benton

We're founded by Angela Benton, former IAC Executive, founder of NewMe (acquired), and Blackweb20.com, and a leader in the tech diversity movement, which led to over $47M in venture investment.

Fast Company added Benton to its list of Most Influential Women in Tech. She's been covered by CNN, Goldman Sachs, and Business Insider.

Surrounding her is an experienced team with rich experience in data science, entertainment, and tech.

Accolades

Goldman Sachs
100 Most Intriguing Entrepreneurs

Fast Company Magazine's
Most Creative in Business

Most Influential Women in Technology

Business Insider
25 Most Influential African-Americans in Technology

46 Most Important African-Americans in Technology

ADWEEK
2020 Women Trailblazers

INC Magazine
Female Founders 100

Wall Street Journal 125th – Anniversary edition
Essayist: The Future of Entrepreneurship



Angela Benton

Founder and CEO

WHY INVEST

Participate in the future of data, now.

We are the largest provider of African-American first-party data across a consumer's complete digital footprint. Companies are urgently seeking ethical data providers that provide clarity and have a privacy-first approach. This is where Streamlytics shines.

We are a highly experienced and connected team with an excellent proprietary product that is perfectly positioned to take advantage of the recent market shifts.

This is an opportunity to join us on a journey to transfer the value of data back to the people before it's too late.


clture.
Start Payout
Notifications
The future
is data.
Invest in it.

Meet Our Team



Angela Benton

Chief Executive Officer

Angela Benton is the Founder and Chief Executive Officer of Streamlytics, which helps everyday people and companies ethically access consumer data streams while helping them own their data in the process.

She is a pioneer of diversity in the technology industry and raising awareness around the inequalities that exist in the industry. In 2011 she founded NewME (acquired), the first accelerator globally for minorities. Through her leadership NewME has accelerated hundreds of entrepreneurs helping the nascent companies to raise over $47 million in venture capital funding.

To date, Benton has received numerous accolades, some of which include Goldman Sachs' 100 Most Intriguing Entrepreneurs, Fast Company's Most Influential Women In Technology, Business Insiders' 25 Most Influential African-Americans in Technology, Marie Claire's 50 Women Who Rule, Ebony Magazine's' Power 150 and many more. In addition, Benton has been featured in numerous national and international media outlets including CNN's award winning documentary series Black in America: The New Promised Land: Silicon Valley, MSNBC, Bloomberg, Inc, Forbes, Good Morning America, and the Wall Street Journal where she was a featured essayist alongside Mark Zuckerberg for the paper's 125th Anniversary edition on The Future of Entrepreneurship.

At the helm of Streamlytics, Angela continues to uncover untapped spaces in technology and innovation.



Arisha Smith

Chief Revenue Officer

Arisha Smith, an innovator in advertising technology; has designed growth strategies for businesses leveraging digital, social and mobile platforms for over 20 years. Arisha, one of the first African American women to work in the advertising technology space for multicultural audiences, crafted the first million-dollar online advertising program for the Tom Joyner Morning Show, subsequently Interactive One.

In her role as Chief Revenue Officer for Streamlytics Arisha leads internal and external business intelligence for Streamlytics products. Leaning on her decades long experience in marketing technology and yield management she's responsible for alignment between sales, marketing, product, and engineering; leading with a data driven approach to scaling revenue opportunities for the organization. Arisha currently works full-time for Streamlytics.



Candi Coe

Director of Data

Candi Coe is an analytics leader, with a decade of experience in data science, business intelligence, and data analysis. Before joining Streamlytics, she was Director of Data

Architecture at Aceable, where she led the analytics practice through the company's high-growth phase and managed integrations across multiple acquisitions. Her analytics experience spans across e-commerce startups like Aceable to marketing agencies like GSD&M, where she managed brand and marketing analytics as well as data strategy for several clients such as Popeyes, Southwest Airlines, and the United States Air Force.

In her role at Streamlytics, she leads data engineering, data science and business intelligence for current and future Streamlytics products. Using her extensive academic training at elite research universities, she's responsible for managing data processing, KPI reporting, and assists in the development of algorithms and patents to protect Streamlytics intellectual property.



Christopher Hearn

Product Manager

Christopher Hearn has managed user and customer engagement with companies including SONY Music, Disney, and Macy's Inc. He has successfully launched targeted marketing campaigns to engage diverse audiences globally. As an NYU commencement speaker, TEDx keynote speaker, and creative, Christopher's unique approach is informed by his deep familiarity with the artistic, academic, and corporate worlds.

As Product Manager for Clture, Christopher is responsible for leading efforts to continue product growth, engagement and innovation across all Streamlytics products. Additionally, in his role he leads strategy for social media, ensuring that Streamlytics is a prominent voice across cultural and industry spheres while also growing ensuring this activity translates to organic product user growth.

Offering Summary

Company : Streamlytics, Inc.

Corporate Address : 777 Brickell Avenue, Suite 500, Miami, FL 33131

Offering Minimum : $9,999.90

Offering Maximum : $1,999,994.76

Minimum Investment Amount (per investor) : $250.92

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 1,355

Maximum Number of Shares Offered : 271,002

Price per Share : $7.38

Pre-Money Valuation : $35,013,974.58

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Super Early Bird Bonus

Invest within the first 72 hours and receive 10% bonus shares.

Amount-Based:

$500 Perk: Silver Tier

Access to Streamlytics Insider, our private investor list, that includes: product updates, key investor milestones, curated industry news as it relates to us, early access to our audio briefings, and early access to new our consumer-facing products.

$1,000 Perk: Gold Tier

+ Everything in the previous tier + investor shoutout and acknowledgment on Streamlytics Instagram + custom Streamlytics investor merch only available to our StartEngine investor community.

$5,000 Perk: Platinum Tier

+ Everything in the previous tier + Access to the company's annual Investor Summit.

$10,000 Perk: Diamond Tier

+ Everything in the previous tier + access to a private dinner for Diamond level investors with the Founder and Executive Team. *Transportation and lodging not included.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Streamlytics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $7.38 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 100 shares for $738. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.